ORBIS

Warszawa , 2004-07-01

United States Securities
and Exchange Commission
Washington D.C. 20549
USA

04035577

SUPPL

Ref.: 82-5025

Dear Sirs,

Please find enclosed the text of the Current report no 21/2004.
Best regards

Krzysztof Gerula

Vice President

PROCESSED
JUL 19 2004
THOMSON FINANCIAL

dw 7/19

SEC MAIL PROCESSING
RECEIVED
JUL 16 2004
WASH. D.C. 155 SECTION

Current report no 21/2004

The Management Board of "Orbis" S.A. hereby delivers the information required by virtue of § 37 of the Regulation of the Council of Ministers on the current and periodical information provided by issuers of securities concerning members of the Supervisory Board of Orbis S.A. appointed on June 23, 2004, for the Board's sixth tenure: Mr. Erez Boniel, Mrs. Sabina Czepielinda, Mr. Paweł Dębowski, Mr. Michael Flaxman, Mr. Christophe Guillemot, Mr. Michael Harvey, Mr. Claude Moscheni, Mr. Andrzej Przytuła, Mr. Janusz Rożdżyński, and Mr. Christopher Voutsinas:

1. Mr. Erez Boniel

1) Date of appointment of the person supervising the issuer:
June 23, 2004

2) Name, last name and age of person appointed to supervise the issuer:
Erez Boniel, age of 38

3) Function to be exercised in the issuer's business:
Member of the Supervisory Board

4) Education, qualifications and positions held previously, together with a description of work experience:

Calgary University, MBA
Haifa University, B.A. in economics and accounting
Israel Ministry of Justice, Certified Public Accountant

1997 - Present: member of Management Board – Finance Director, Globe Trade Centre S.A.
2003 – Present; Member of Management Board, Vice President of Rodamco CH1 Sp. z o.o., a 50 % subsidiary company of Globe Trade Centre S.A.
1993 – 1996 Reynolds Construction, Finance Controller
1990- 1993 Audit firm

5) Indication of other activity performed outside the issuer's business with an assessment whether it is competitive towards the business of the issuer, along with an indication whether such person participates in a competitive company as a partner in a registered partnership or other types of partnership, a member of the governing bodies in a corporate organization, or whether such person participates in another competitive legal person as a member of its governing bodies:

Does not conduct any business competitive to activity of Orbis S.A.
Did not hold any positions in the Supervisory Board or the Management Board of companies, which declared bankruptcy during his tenure.

6) Information about the entry concerning the supervising person in the Register of Insolvent Debtors kept on the basis of the Act on the National Registry (KRS):
N/a

2. Mrs. Sabina Czepielinda

1) Date of appointment of the person supervising the issuer:
June 23, 2004

2) Name, last name and age of person appointed to supervise the issuer:
Sabina Czepielinda, age of 39

3) Function to be exercised in the issuer's business:
Member of the Supervisory Board

4) Education, qualifications and positions held previously, together with a description of work experience:

Higher education in economics

- Supplementary Bachelor's degree
  Faculty: business administration
  Major: management and marketing
- Higher vocational studies
  Faculty: business administration
- Post-secondary vocational studies
  hotel keeping, majoring in hotel industry

Additional qualifications:
Professional internal auditor of the first degree licensed by the Polish Institute of Internal Audit (PIKW)

Description of work experience
1999-2001 – Senior Receptionist
1998 - Hotel Facility Manager
1986-1998 - Receptionist

5) Indication of other activity performed outside the issuer's business with an assessment whether it is competitive towards the business of the issuer, along with an indication whether such person participates in a competitive company as a partner in a registered partnership or other types of partnership, a member of the governing bodies in a corporate organization, or whether such person participates in another competitive legal person as a member of its governing bodies:

Does not conduct any other business.
Does not hold shares in other companies or partnerships.

6) Information about the entry concerning the supervising person in the Register of Insolvent Debtors kept on the basis of the Act on the National Registry (KRS):

Not applicable

3. Mr. Paweł Dębowski

1) Date of appointment of the person supervising the issuer:
June 23, 2004

2) Name, last name and age of person appointed to supervise the issuer:
Paweł Dębowski, age of 38

3) Function to be exercised in the issuer's business:
Member of the Supervisory Board

4) Education, qualifications and positions held previously, together with a description of work experience:

MA in Law - Warsaw University, Faculty of Law and Administration, from 1995 Legal Adviser – District Chamber of Legal Adviser in Warsaw.

English and Russian - fluent

2003 – to present – Head of Real Estate & Construction Department in CMS Cameron McKenna
2002 – 2003 – The President of the Management Board of GTC S.A.
09/1996 to 2002 – CMS Cameron McKenna, Warsaw, Partner and Head of Property Department
09/1991 – 09/1996 – Nabarro, Warsaw, Associate
09/1990 – 09/1991 – Arthur Andersen, Warsaw, Tax advisor assistant
09/1990 – 09/1990 Pro Invest International, Warsaw, Legal assistance

5) Indication of other activity performed outside the issuer's business with an assessment whether it is competitive towards the business of the issuer, along with an indication whether such person participates in a competitive company as a partner in a registered partnership or other types of partnership, a member of the governing bodies in a corporate organization, or whether such person participates in another competitive legal person as a member of its governing bodies:

Does not conduct any business competitive to activity of Orbis S.A.
Did not hold any positions in the Supervisory Board or the Management Board of companies, which declared bankruptcy during his tenure.

6) Information about the entry concerning the supervising person in the Register of Insolvent Debtors kept on the basis of the Act on the National Registry (KRS):
N/a

4. Mr. Michael Flaxman

1) Date of appointment of the person supervising the issuer:
June 23, 2004

2) Name, last name and age of person appointed to supervise the issuer:
Michael Flaxman, age of 50

3) Function to be exercised in the issuer's business:
Member of the Supervisory Board

4) Education, qualifications and positions held previously, together with a description of work experience:

Education:
Westminster Hotel School, UK.

Qualifications, positions held previously and work experience:

Before: Managing Director for Novotel network in UK, North America, Southern Europe and Scandinavia countries. Responsible for financial, operational, development and marketing for subsidiaries in each area. Michael Flaxman joined the Accor Group in 1983 as the Vice-President for Development in Accor North America, successively became Executive Vice-President and then President and CEO for Accor North America.

5) Indication of other activity performed outside the issuer's business with an assessment whether it is competitive towards the business of the issuer, along with an indication whether such person participates in a competitive company as a partner in a registered partnership or other types of partnership, a member of the governing bodies in a corporate organization, or whether such person participates in another competitive legal person as a member of its governing bodies:

Since 1999: responsible for a division of Accor hotels based in London. This activity is not competitive; Mr. Flaxman is not a member of any company.

6) Information about the entry concerning the supervising person in the Register of Insolvent Debtors kept on the basis of the Act on the National Registry (KRS):
Does not apply

5. Mr. Christophe Guillemot

1) Date of appointment of the person supervising the issuer:
June 23, 2004

2) Name, last name and age of person appointed to supervise the issuer:
   Christophe Guillemot, age of 49

3) Function to be exercised in the issuer's business:
   Member of the Supervisory Board

4) Education, qualifications and positions held previously, together with a description of work experience:

   Education:
   Law University of Paris, France.
   Institut d'Etudes Politiques de Paris (Economy and Finances), France

   Qualifications, positions held previously and work experience:
   Previously, after the take-over of Accor on Group Wagon-Lits, Christophe Guillemot acted as Deputy Managing Director in charge of Accor's partnerships (Brazil, Asia-Pacific). In 1996, he was appointed as Financial Director of Sofitel International, the upper-upscale hotel brand of Accor. In 1998, he was appointed as Financial Advisor of the President of the Management Board of Accor SA for the upper-upscale and mid-scale hotel Division, which include the brands Sofitel, Novotel and Mercure.

5) Indication of other activity performed outside the issuer's business with an assessment whether it is competitive towards the business of the issuer, along with an indication whether such person participates in a competitive company as a partner in a registered partnership or other types of partnership, a member of the governing bodies in a corporate organization, or whether such person participates in another competitive legal person as a member of its governing bodies:

   Christophe Guillemot is presently Financial Advisor of the President of the Management Board of Accor SA. This activity is not competitive; Mr. Guillemot is not a member is not a member of any company.

6) Information about the entry concerning the supervising person in the Register of Insolvent Debtors kept on the basis of the Act on the National Registry (KRS):
   Does not apply

6. Mr. Michael Harvey

1) Date of appointment of the person supervising the issuer:
   June 23, 2004

2) Name, last name and age of person appointed to supervise the issuer:
   Michael Harvey, age of 44

3) Function to be exercised in the issuer's business:
   Member of the Supervisory Board

4) Education, qualifications and positions held previously, together with a description of work experience:

   Mr. Michael Harvey is the Managing Partner of Equinox Sp. z o.o., a consulting Company based in Warsaw. Between 1996 and 2002 he was the CEO of Robert Fleming (Polska), the Polish stock broking subsidiary of Robert Fleming, the British investment bank. Between 1986 and 1996 he worked as an equity analyst and salesman for several investment banks in London, including ING Securities and Salomon Brothers. Between 1982 and 1986 he served as an infantry Officer in the British Army. With a Hons MA in History from St. Andrews University, he is currently completing an MBA at the Warwick Business School.

5) Indication of other activity performed outside the issuer's business with an assessment whether it is competitive towards the business of the issuer, along with an indication whether such person participates in a competitive company as a partner in a registered partnership or other types of partnership, a member of the governing bodies in a corporate organization, or whether such person participates in another competitive legal person as a member of its governing bodies:

Mr. Michael Harvey does not carry out any activities that are competitive with his position as a member of the Supervisory Board of Orbis SA

6) Information about the entry concerning the supervising person in the Register of Insolvent Debtors kept on the basis of the Act on the National Registry (KRS):

Mr. Michael Harvey is not entered in the Register of Insolvent Debtors.

7. Mr. Claude Moscheni

1) Date of appointment of the person supervising the issuer:
June 23, 2004

2) Name, last name and age of person appointed to supervise the issuer:
Claude Moscheni, age 62.

3) Function to be exercised in the issuer's business:
Member of the Supervisory Board

4) Education, qualifications and positions held previously, together with a description of work experience:

Education:
Ecole Hoteliere in Toulouse (France)

Qualifications, positions held previously and work experience:
Claude Moscheni was responsible for the Group's Business & Leisure Hotels, he was also the President of the Supervisory Board of Pannonia Hotels SA in Hungary.
Mr. Moscheni has joined the Accor Group in 1970 as a general manager of a hotel responsible for hotels openings and successively became the regional director for Middle East, the US, Europe and Operational Director for Europe as well as North and South America for the Business & Leisure Hotels.

5) Indication of other activity performed outside the issuer's business with an assessment whether it is competitive towards the business of the issuer, along with an indication whether such person participates in a competitive company as a partner in a registered partnership or other types of partnership, a member of the governing bodies in a corporate organization, or whether such person participates in another competitive legal person as a member of its governing bodies:

Today, Mr. Moscheni has no operational supervision, he is an advisor to the President of the Management Board of the Accor Group. This activity is not competitive; Mr. Moscheni is not a member of any company.

6) Information about the entry concerning the supervising person in the Register of Insolvent Debtors kept on the basis of the Act on the National Registry (KRS):

Does not apply

8. Mr. Andrzej Przytuła

1) Date of appointment of the person supervising the issuer:
June 23, 2004

2) Name, last name and age of person appointed to supervise the issuer:
Andrzej Przytuła, age of 53

3) Function to be exercised in the issuer's business:
Member of the Supervisory Board

4) Education, qualifications and positions held previously, together with a description of work experience:

Vocational education in food&beverage sector. Secondary school education. Completed a course in accounting. Courses in finance and economics and labor law.
Employed in Orbis since 1967, with a break, as a waiter, chef of waiters and bar tender.
Run and managed a food and beverage unit owned by himself.
Employed in Orbis S.A. for 23 years.
Since 1998 employed at the position of the Chairman of Inter-Departmental Organization of NSZZ "Solidarność" Trade Unions in Orbis S.A. Hotels in Wrocław – at present for the second tenure.

5) Indication of other activity performed outside the issuer's business with an assessment whether it is competitive towards the business of the issuer, along with an indication whether such person participates in a competitive company as a partner in a registered partnership or other types of partnership, a member of the governing bodies in a corporate organization, or whether such person participates in another competitive legal person as a member of its governing bodies:

   Does not apply

6) Information about the entry concerning the supervising person in the Register of Insolvent Debtors kept on the basis of the Act on the National Registry (KRS):

   Does not apply

9. Mr. Janusz Rożdżyński

1) Date of appointment of the person supervising the issuer:
   June 23, 2004

2) Name, last name and age of person appointed to supervise the issuer:
   Janusz Rożdżyński, age of 51

3) Function to be exercised in the issuer's business:
   Member of the Supervisory Board

4) Education, qualifications and positions held previously, together with a description of work experience:

   Higher education, Jagellonian University, Master's degree at the Faculty of Law and Administration
   Post-graduate studies in tourism organization at the Academy of Economics in Cracov
   State license of real property administrator

   Employed in Orbis S.A. without interruption since 1982 at the following positions: expert for organizational matters, head of the organization department, hear of hotel operational department, at present head of the administrative-legal department.

5) Indication of other activity performed outside the issuer's business with an assessment whether it is competitive towards the business of the issuer, along with an indication whether such person participates in a competitive company as a partner in a registered partnership or other types of partnership, a member of the governing bodies in a corporate organization, or whether such person participates in another competitive legal person as a member of its governing bodies:

   Does not conduct any business beyond the issuer's business, is not a member in a competitive company or any other competitive legal person.

6) Information about the entry concerning the supervising person in the Register of Insolvent Debtors kept on the basis of the Act on the National Registry (KRS):

   No such entries.

10. Mr. Christopher Voutsinas

1) Date of appointment of the person supervising the issuer:
   June 23, 2004

2) Name, last name and age of person appointed to supervise the issuer:
   Christopher Voutsinas, age of 41

3) Function to be exercised in the issuer's business:
   Member of the Supervisory Board

4) Education, qualifications and positions held previously, together with a description of work experience:

   Mr. Christopher Voutsinas is a Managing Director of Deutsche Bank in London, where he has been employed since January 2003. Mr. Voutsinas is the Head of the asset management team of the Deutsche Bank Real Estate Opportunities Group ("REOG") in charge of managing the portfolio of real estate assets. Mr. Voutsinas has been working in the real estate sector for 16 years.
   Previously, Mr. Voutsinas was employed in Goldman Sachs Real Estate Principal Investment Area as Executive Director, Whitehall Funds, Archon Group Deutschland, Cushman & Wakefield Financial Consulting Group as Managing Director – New York region in the United States and AT&T Global Real Estate.
   Mr. Voutsinas managed assets and advised in transactions in the USA, Europe and Japan covering real estate worth US$ 5 bn.
   Mr. Voutsinas has higher education degrees including: M.B.A. degree awarded by the Wharton School, University of Pennsylvania, Master of Science degree in real estate awarded by the Massachusetts Institute of Technology and Bachelor of Architecture degree awarded by McGill University in Montreal, Canada.

5) Indication of other activity performed outside the issuer's business with an assessment whether it is competitive towards the business of the issuer, along with an indication whether such person participates in a competitive company as a partner in a registered partnership or other types of partnership, a member of the governing bodies in a corporate organization, or whether such person participates in another competitive legal person as a member of its governing bodies:

   REOG holds a minority block of shares in Globe Trade Centre S.A. in Poland. The activity of the Globe Trade Centre is not competitive towards the activity of the company ORBIS S.A.

6) Information about the entry concerning the supervising person in the Register of Insolvent Debtors kept on the basis of the Act on the National Registry (KRS):

   Does not apply

ORBIS

Warszawa , 2004-07-02

United States Securities
and Exchange Commission
Washington D.C. 20549
USA

Ref.: 82-5025

Dear Sirs,

Please find enclosed the text of the Current report no 22/2004 and 23/2004.

Best regards

Ireneusz Węgłowski

Vice President

Current report no 22/2004

The Management Board of "Orbis" S.A. hereby informs of the implementation by "Orbis" S.A. and Accor Polska Sp. z o.o. of the obligation arising out of the Share Sale and Purchase Agreement dated June 24, 2003, and relating to Hekon Hotele Ekonomiczne with its corporate seat in Warsaw, reported by "Orbis" S.A. in the current report no. 13/2003: on June 30, 2004, "Orbis" S.A. entered into an agreement (hereinafter: the "Agreement") with Societe d'Exploitation Hotek Polska Sp. z o.o. (hereinafter: SEHP), by virtue of which "Orbis" S.A. took over the management of Mercure Fryderyk Chopin Hotel in Warsaw. As a result of the said Agreement, SEHP entrusted "Orbis" S.A. with the management and running the operations of the Hotel for a period of 8 years, with an option of an automatic extension for successive 3-year periods, on terms and conditions defined in the Agreement.

The Hotel will be operated under the exclusive supervision, management, control and overall liability of "Orbis" S.A. for a proper and efficient operations, management and running the Hotel.

Current report no 23/2004

The Management Board of "Orbis" S.A. hereby informs that the following shareholders represented at least 5% of the total number of votes at the General Assembly of "Orbis" S.A. Shareholders held on June 23, 2004:

1) ACCOR S.A., which represented 16 394 151 votes out of the aggregate number of 28 473 134 votes present at the above mentioned General Assembly. The number of 16 394 151 votes represented by ACCOR S.A. constituted 35.58% of the total number of 46 077 008 votes carried by all the outstanding shares issued by "Orbis" S.A.

2) FIC Globe BV, which represented 3 699 248 votes out of the aggregate number of 28 473 134 votes present at the above mentioned General Assembly. The number of 3 699 248 votes represented by FIC Globe BV constituted 8.03% of the total number of 46 077 008 votes carried by all the outstanding shares issued by "Orbis" S.A.

3) Commercial Union OFE BPH CU WBK, which represented 2 900 000 votes out of the aggregate number of 28 473 134 votes present at the above mentioned General Assembly. The number of 2 900 000 votes represented by Commercial Union OFE BPH CU WBK constituted 6.29% of the total number of 46 077 008 votes carried by all the outstanding shares issued by "Orbis" S.A.

4) Globe Trade Centre S.A., which represented 2 303 853 votes out of the aggregate number of 28 473 134 votes present at the above mentioned General Assembly. The number of 2 303 853 votes represented by Globe Trade Centre S.A. constituted 5.00% of the total number of 46 077 008 votes carried by all the outstanding shares issued by "Orbis" S.A.

5) ING Nationale-Nederlanden Polska Otwarty Fundusz Emerytalny, which represented 1 880 000 votes out of the aggregate number of 28 473 134 votes present at the above mentioned General Assembly. The number of 1 880 000 votes represented by ING Nationale-Nederlanden Polska Otwarty Fundusz Emerytalny constituted 4.08% of the total number of 46 077 008 votes carried by all the outstanding shares issued by "Orbis" S.A.